UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 17, 2007

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-32389**	**41-2111139**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On September 17, 2007, NTS Realty Holdings Limited Partnership issued a press release to announce that the board of directors of its managing general partner, NTS Realty Capital, Inc., approved a distribution of $0.10 per unit on NTS Realty's limited partnership units. The distribution will be paid on October 16, 2007, to limited partners of record at the close of business on September 28, 2007. A copy of the press release is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 8.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial Statements of Businesses Acquired: N/A
(b)   Pro Forma Financial Information: N/A
(c)   Exhibits:
       99.1   Press release of NTS Realty Holdings Limited Partnership, dated September 17, 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS REALTY HOLDINGS LIMITED PARTNERSHIP

By: NTS Realty Capital, Inc.
Its: Managing General Partner



By: Gregory A. Wells
Its: Executive Vice President and CFO

Date: September 17, 2007

EXHIBIT 99.1



10172 Linn Station Road
Louisville, Kentucky 40223
(502) 426-4800
Contact: Gregory A. Wells, Executive Vice President and CFO   Date: September 17, 2007

FOR IMMEDIATE RELEASE

NTS Realty Holdings Limited Partnership Announces Third Quarter Distribution

Louisville, KY (September 17, 2007) (AMEX: NLP) – NTS Realty Holdings Limited
Partnership (the "Company") announced today that the board of directors of its managing
general partner, NTS Realty Capital, Inc., approved a quarterly distribution of $0.10 per limited
partnership unit to limited partners of record at the close of business on September 28, 2007.
The distribution will be paid on October 16, 2007. A spokesperson for the Company indicated
that, "Typically, distributions to our limited partners are made from net income generated by our
properties. As a result of increased real estate and franchise taxes on certain of the Company's
properties and legal expenses necessary to conclude the class action litigation involving the
Company and its predecessors, among others, the amount of the Company's fourth quarter 2007
distribution may be lower than the corresponding distribution in 2006. We estimate that the
increased real estate and franchise taxes and legal expenses, in the aggregate, amount to
approximately $0.10 per unit." The spokesperson also indicated that, "The amount of any future
distributions will be subject to the performance of the Company's properties, its potential
acquisitions and dispositions, the need for cash reserves and other factors. In addition, the actual
amount and timing of all future distributions must be approved by the managing general
partner's board of directors."

About NTS Realty Holdings Limited Partnership
The Company directly, or as a tenant in common with unaffiliated co-owners, currently owns
thirty properties, comprised of twelve multifamily properties, fourteen office buildings and
business centers, three retail properties and one ground lease. The properties are located in and
around Louisville and Lexington, Kentucky, Nashville, Tennessee, Richmond, Virginia, Fort
Lauderdale, Florida, Indianapolis, Indiana and Atlanta, Georgia. The Company's limited
partnership units are listed on the American Stock Exchange under the trading symbol "NLP."

Safe Harbor Under the Private Securities Litigation Reform Act of 1995
This press release contains forward looking statements that can be identified by the use of words
like "believe," "expect," "may," "could," "intend," "project," "estimate," or "anticipate." These
forward looking statements, implicitly or explicitly, include assumptions underlying the
statements and other information with respect to the Company's beliefs, plans, objectives, goals,
expectations, estimates, intentions, financial condition, results of operations, future performance
and business, including its expectation of, and estimates with respect to, revenues, expenses,
earnings, return of and on equity, return on assets, asset quality and other financial data and

– more –

performance ratios. Although the Company believes that the expectations reflected in its forward looking statements are reasonable, these statements involve risks and uncertainties which are subject to change based on various important factors, some of which are beyond the Company's control. Important factors that would cause actual results to differ materially from expectations are disclosed under "Risk Factors" and elsewhere in the Company's most recent annual report on Form 10-K, which was filed on March 29, 2007, and registration statement on Form S-4, which became effective on October 27, 2004.

If one or more of the factors affecting forward looking information and statements proves incorrect, the Company's actual results of operations, financial condition or prospects could differ materially from those expressed in, or implied by, the forward looking information and statements contained in this press release.

– ### –